                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Form 10-SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                    ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                                   AVE, Inc.
                (Name of Small Business Issuer in its charter)


                 Nevada                                    13-3389415
(State or other jurisdiction of                (IRS Employer Identification No.)
 incorporation or organization)

            45 Breamore Court
             Castle Rock, CO                                 80104
(Address of principal executive offices)                  (Zip Code)

                                (303) 663-3927
                          (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

       Title of each class                        Name of each exchange on which
       to be so registered                        each class is to be registered

   Common Stock, $0.001 par value                             OTC

Securities to be registered under Section 12(g) of the Act:

                                     None

                                       1
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                               AVE, Incorporated

PART I

Item 1 - Description of Business

Business
--------

Certain matters discussed in this Form may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") and as such may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market and statements regarding the Company's goals, the Company's actual results, performance, or achievements expressed or implied in such forward-looking statements.

The Company
-----------

AVE, Incorporated was incorporated in 1921 under the name Deluxe Onyx Company. In 1987, the Company's name was changed to Walsh communications Group, Inc. and the Company's domicile was changed to Nevada. On January 5, 1990, the Board of Directors authorized the name of the Company be changed and on May 4, 1990, amended Articles of Incorporation were filed changing the Company's name to AVE, Inc. The Company's initial principal business was the production of motion pictures. The Company was inactive from 1990 until April, 1997 when activity began to seek to acquire assets of, or interest in, a small to medium size company or venture actively engaged in a business generating revenues or having immediate prospects of generating revenues. Digital Manufacturing Inc. (DMI), a Texas company located in Fort Worth was acquired in a reverse merger on December 28, 1997. The Company's fiscal year end is December 31.

AVE, Inc.'s offices are located at 45 Breamore Court, Castle Rock, Colorado
80104.

In November 1996 DMI/AVE approached NASA's Technology Transfer group and discussed the possibility of licensing antenna technology. NASA had a flat-plane, high-gain, phased-array antenna that, while not having been originally designed for the home satellite frequency spectrum, could be re-engineered to operate in that frequency range. The antenna appears to offer advantages to those presently in use by consumers who receive their television signal from direct broadcast satellites. Further it appears to have significant and similar advantages in a number of other applications in other bandwidths.

The Company entered into an agreement with NASA to complete design of a prototype antenna. In the course of this development work, NASA determined that significant mathematical errors existed in the patent and a substantial effort would be required to "re-engineer" the antenna. In view of the time required to "re-invent" the antenna, the Company decided to pursue another core business strategy. Consistent with this decision, on February 22, 1999, the Company

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entered a letter of intent with Zenith Technology, Inc. (a wholly owned subsidiary of Prime Companies, inc.) to sell to the same, all rights to the NASA patent and license agreement.

No later than July 31, 1999 AVE, Inc., having divested itself of its antenna license rights and seeking a new core business, acquired CYCO.NET, Inc. of Albuquerque, New Mexico in a reverse merger transaction. Under the terms of the agreement AVE, Inc. will change its name to CYCO.NET, Inc. R. Gene Klawetter, formerly Chairman and CEO of AVE, Inc. will become a director of CYCO.NET, Inc., George Sullivan, formerly Vice President of Operations has resigned as has Henri Hornby, former Director of AVE, Inc.

In early August, 1999, amended Articles of Incorporation will be filed with the Secretary of State of Nevada to change the name of the Company from AVE, Inc. to CYCO.NET, Inc. Concurrently, a request will be submitted to NASD to change AVE's listing symbol from AVEN to CYCO.

CYCO.NET, Inc.'s executive offices are located at 600 Central Avenue SW, 3rd Floor, Albuquerque, New Mexico and its telephone number is (505) 244-0088 and fax is (505) 244-0089.

Core Business

CYCO.NET, Inc. (hereafter the "Company") was established in December 1998 to develop a network of web based companies. These companies are centered around a central site called cyco.net (www.cyco.net). This site is a lighthearted destination that presents the Internet to individuals through quick wit, interesting links and other standard Internet offerings (i.e. stock quotes, horoscopes, etc.). The goal of this site is to provide the Internet surfer with a destination that will be a starting point for their daily excursions into the World Wide Web. It is intended to put the most interesting of the millions of sites on the web at site visitors' fingertips. The focus is to provide a virtual atmosphere of sophistication, intelligence and cunning.

The site is currently formatted as a bi-weekly with expansion to a daily magazine or e-zine. Content will consist of interviews, short comical lists and topical stories that may be about upcoming movies, albums, artists, events, fun places to visit and things to do. Much like current fashion and lifestyle magazines such as Esquire, Maxim, Cosmopolitan or Redbook. The site will have two separate areas for men and women with combined areas for food, travel, shopping, horoscopes etc.

This site will focus on maximizing the number of hits or visitors a day. The Internet is a virtual world that is expanding everyday. This virtual world has citizens that represent every facet of the real world. By attracting all of these virtual citizens to the CYCO.NET, they immediately become real customers for a plethora of products and services provided by CYCO.NET owned companies, affiliates and or advertisers.

As more and more customers visit the CYCO.NET, the Company will position itself to take advantage of the audience that the CYCO.NET is attracting. This will be accomplished by building e-businesses which will sell products and services to the CYCO.NET visitors.

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Along with the e-businesses taking advantage of the traffic on the CYCO.NET site, the Company has also affiliated itself with several larger e-commerce sites including Amazon.com, Lobster.net and Digitalchef.com who will pay the CYCO.NET a percentage of sales derived from a CYCO.NET visitor.

The Company sees an advantage in targeting the Tobacco and Spirits companies as its major advertisers. Additionally CYCO.NET, Inc. believes that the absence of fees or registration requirement, it can eliminate barriers to view the pages of its site. Without barriers, there is no inhibitor to "check it out" and the number of visitors to the CYCO.NET will multiply. Many users have a reluctance to provide personal information over the Internet. With regards to the Tobacco and Spirits companies, CYCO.NET, Inc. feels these advertisers do not need to know the demographics of their audience. The advertisers need only know that they are hitting millions of viewers, and the fact that they are on a computer says that they have some financial means. This means of advertising will appeal to a large segment of consumers just like their products. These advertisers are slowly losing their current mediums of advertising, including billboards and major sports. Their only current medium is print ads. The Company feels that this target advertising group has been overlooked and are, for one reason or another, not heavily pursued by current major Internet operators who are leaving billions of dollars worth of advertising on the table.

Industry Analysis

The Internet is a virtual world. In this world a complete society exists. People work, play, learn, communicate and shop all at the touch of a button from their home or office. The Internet gives almost unfettered access to communication, information and products to the user. At the same time giving advertisers almost unlimited access to the consumer. The Internet has become an open market where anyone can find just about anything they want.

Explosive Growth

The Internet is the fastest growing medium of communication in History. It has only taken 5 years to reach 50 million U.S. users, while Cable required 10 years, m took 13 years and radio needed 38 years. By the end of 1998 the Internet had attracted 63 million US viewers, and is expected to have 149 million US viewers by the year 2002. At the same time World Wide Web users are expected to grow from 142 million in 1998 to 399 million by 2002.

Lost Time

The Internet is so popular that it is taking viewing time from other mediums of communication. It is reported that 78% of viewers are taking time from TV, 17% from magazines, and 12 % from newspapers to be on the Internet.

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

Frenzied Spending

Along with the record growth in users, the amount of money being spent on the Internet is growing just as fast. In the US alone web users are spending $37 billion a year, and are expected to spend $407 billion by the end of the year 2002. World Wide Web users spent $50 billion by the end of 1998 and are expected to spend $734 Billion by the year 2002.

E-Commerce

As stated before, the Internet is like an open-air market where anyone can set up a booth and trade their wares. People from all over the world open booths (web sites) and sell everything from photographs to cars. Any product a consumer wants to buy can be found on the Internet. Often people can find things that they cannot find in their own city. Any person who has a simple Internet account with an Internet Service Provider (ISP) has the ability to start a site and sell what ever they have or participate in a new phenomenon called the internet auction.

Advertising

Like all other mediums of communication, a major source of revenues is advertising. But the Internet is different from all other means of communication. The difference is in the way people experience the Internet. In this medium of communication, the viewer is actively involved in what is being presented. They are constantly making involved choices as to what they are seeing. They are not just passively accepting information as they do when watching TV or reading the newspaper. This highly attentive state creates an interaction that builds brand value even as it drives consumer action. Unlike other mediums of communication, the Internet, as a whole, is experiencing a growth spurt in advertising revenues. Between 1996 and 1997, ad spending on the Internet rose from $220.5 million to $544.8 million. This represents an increase of 147.1%. The second largest growth in advertising revenues was seen in the outdoor arena with only a 32% increase. That is a difference of 115%. No other advertising medium is even close to this type of growth in revenues.

CYCO.NET, Inc. is a developmental stage company having one full-time employee and two part-time employees who will become full time employees once the Company is funded and operational. The Company has a beta web site in operation (www.cyco.net) with expectations of expanding the site and making it fully operational when funding is secured. Further CYCO.NET outsources accounting and legal support and will do so until cost considerations make it reasonable to bring either or both in house.

There is no effect of existing or probable governmental regulation anticipated which could materially affect the Company or the business.

There are no anticipated costs or effects associated with any federal, state or local environmental laws.

The Company is not at present required to deliver an annual report to security holders however it is CYCO.NET's intent to become a full-reporting company no later than September 1, 1999 and, therefore, to produce an annual report after filing the 1999 10K-SB.

AVE, Inc. (now CYCO.NET, Inc.) filed a 15c2-11 and commenced actively trading shares on the OTC Electronic Bulletin Board effective October 27, 1998.

Item 2 - Management's Discussion and Analysis or Plan of Operation

Financial Condition
-------------------

AVE, Inc. was dormant up to April of 1997 and for all intents and purposes activity relating to the Company for the balance of the year was connected to acquiring a business which was accomplished on December 28, 1997. The pre-merger Company has been in a developmental stage since the beginning of 1997. The accumulated deficit includes $33,630 from the developmental stage in the cumulative total of $1,042,176. The net operating loss carry-forward is approximately $1,000,000 which will expire through year 2008. New management anticipates the balance of 1999 will be devoted to completion of the web site and launch of marketing and advertising campaigns. As a result the Company will continue to be in a developmental mode but this is expected to change materially commencing in late 1999 the web site becomes fully active and advertising/marketing effects begin to accelerate hits.

The following is a pro forma for the CYCO.NET business assuming an average ad rate of $20 per thousand impressions which is standard for the general internet without key word or specific demographics.

                           Year 1        Year 2        Year 3        Year 4        Year 5
   Page Views
   per Month (000,000)          100           200           300           400           450

   Advertising $
   per Month (000,000)          2.0           4.0           6.0           8.0           9.0

   Advertising $
   Per Year (000,000)          24.0          48.0          72.0          96.0         108.0

While the Company believes this will come to pass there can be no assurances it will happen as planned.

Notes to the Consolidated Financial Statements contained at the end of this document stock transactions which have occurred since the Company became active in 1997. Additionally the attached balance sheets show an increase in assets from $8,651 in 1997 to $33,991 at year end 1998.

Liquidity and Capital Resources
-------------------------------

Cash on-hand on December 31, 1998 was $18,665 and was nominal in view of the Company's not-yet-executed plan to raise funds for development and advertising/marketing. Late in 1997 4,000,000 shares of stock were issued to Mr. Thomas A. Athans (President of DMI) as a result of the reverse merger of DMI into AVE, Inc. This stock was subsequently repurchased by the Company founder, Henri Hornby and the remaining 60,000 shares were subscribed for by two separate parties as a part of the Athans/Hornby transaction. One million nine hundred and forty thousand of the shares were returned to the Company treasury and 2M were issued to Mr. Hornby.

Inflation
---------

The Company believes that inflation affects the Company's business to no greater or lesser extent than the general economy.

Item 3 - Description of Property.

The Company, as of August 1, 1999, will operate from an office at 600 Central Avenue SW, 3rd floor, Albuquerque, New Mexico. It is anticipated that this office will be adequate for the first year of operations.

Item 4 - Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the names of persons who own of record, or were known by the Company to own beneficially, more than 5 percent of its issued and outstanding common stock, and the beneficial ownership of stock as of July 31, 1999 date by officers and directors of the Company and all officers and directors as a group. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power of such shares. No person listed below has any option, warrant or other rights to acquire additional securities of the Company, except as may be otherwise noted.

     Title of                Name and Address                 Common Stock                 Percent
      Class                of Beneficial Owners            Beneficially Owned              of Class

  Common Stock,     Richard Urrea                                     2,549,302              13.2
     $0.001         600 Alcalde SW #4D
       Par          Albuquerque, NM 87104

  Common Stock,     Matthew Urrea                                     2,546,302              13.2
     $0.001         2213 Matthew NW
       Par          Albuquerque, NM 87110



                                       7

  Common Stock,     Daniel Urrea                                      2,546,302              13.2
     $0.001         3009 Charleston NE
       Par          Albuquerque, NM 87110

  Common Stock,     Nunzio P. De Santis                               2,549,302              13.2
     $0.001         600 Central Ave. SW, 3rd Floor
       Par          Albuquerque, NM 87102

  Common Stock,     Francisco Urrea Jr.                               2,230,640              11.5
     $0.001         3009 Charleston NE
       Par          Albuquerque, NM 87110

  Common Stock,     Brent Wolford                                     2,124,419              11.0
     $0.001         2601 Silver Avenue SE #8
       Par          Albuquerque, NM 87106

  Common Stock,     Henri Hornby                                      1,082,540               5.6
     $0.001         3653 Hemlock Court
       Par          Reno, NV  89509

Item 5 - Directors, Executive Officers, Promoters and Control Persons.

The present directors and executive officer of the Company, their age, positions held in the Company and duration as such, are listed below. Each director will serve until the first annual meeting of shareholders, or until his or her respective successor has been elected and duly qualified. Directors serve one-year terms. Officers hold office at the pleasure of the Board of Directors, absent any employment agreement.




           Name                       Age               Position Held and Tenure

Richard Urrea                         35                President/CEO
                                                        (since January 1, 1999)

Daniel Urrea                          28                Chief Financial Officer
                                                        (since January 1, 1999)

Brent Woford                          23                Chief Technical Officer
                                                        (since January 1, 1999)

Matthew Urrea                         32                Chief Council
                                                        (since January 1, 1999)

Francisco Urrea, Jr.                  67                Director
                                                        (since January 1, 1999)

R. Gene Klawetter                     61                Director
                                                        (since July 31, 1999)


The following is a brief account of the business experience during at least the past five years of each director and executive officer, indicating the principal occupation and employment during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Richard Urrea
-------------

Mr. Urrea's has been president of Sycom International, Inc. since 1997. Sycom is a data communications company. Mr. Urrea led the company from start up through national marketing plan and implementation of manufacturing plan. The company currently manufactures its products and markets them throughout the U.S and is in the process expanding into foreign markets. From 1996 to 1997 Mr. Urrea was President of Klaire International Ltd., an export company distributing automotive parts in Mexico. From 1995-1996 Mr. Urrea served as the managing member of Toltec Fruit, L.C. a limited liability company involved in the importation of fruit into the United States from Mexico and South America. From 1993 to 1995 Mr. Urrea worked on the development and marketing plan for Septima Enterprises Inc. From 1991 to 1993, Mr. Urrea managed the Albuquerque Office of White Discount Securities. In 1990, Mr. Urrea was contract administrator for Foresight, Inc., an Albuquerque, laser-optics, government contractor. In 1989, Mr. Urrea served as marketing director for HDI System, Inc. where he devised and implemented an international marketing plan for an ignition system for marine application. In 1985 and 1986, Mr. Urrea owned and operated Shannon Euro Motorcars, a European automobile importing and maintenance company. Mr. Urrea sold the business in 1986 to attend Baylor University. Mr. Urrea received his Bachelor of Business Administration in Marketing and Business Broadcasting from Baylor University's Hankammer School of Business in 1989.

Francisco Urrea, Jr.
--------------------

Mr. Urrea has founded numerous public companies including Diagnostek, Inc., a prescription benefits management and hospital pharmacy management company (New York Stock Exchange), Nuclear Pharmacy Incorporated, a centralized radiopharmacuetical company servicing several hundred hospitals throughout the United States (NASDAQ), Summa Medical Corporation, a research and development company (American Stock Exchange), Septima Enterprises, Inc., a company that has developed a high voltage automotive ignition system (NASDAQ Bulletin Board) and Advanced Optics Electronics, Inc., a company developing a high-intensity, flat-panel display (NASDAQ Bulletin Board). Mr. Urrea served as Chairman of the Board of Directors of Nuclear Pharmacy Incorporated from 1974 until 1982. Mr. Urrea served as Chairman of the Board of Summa Medical Corporation from 1978 until 1990, as president from 1978 through April 1982 and as president again from October 1986 through February 1990. Mr. Urrea served as Chairman of the Board of Directors of Diagnostek from 1983 through 1985. Mr. Urrea also was a director of Septima Enterprises and served as president from 1988 through 1992. Mr. Urrea has served as Vice Chairman of the New Mexico State

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

Investment Council, Chairman of the New Mexico Game and Fish Department, Commissioner of the New Mexico State Racing Commission, Member of the New Mexico Industrial Development Commission, Member of the New Mexico Foreign Trade and Investment Council, and Member of the United States Department of Commerce's Biotechnology Advisory Committee. Mr. Urrea graduated from Saint Mary's Highschool in 1949 after which he served two years in the United States Navy during the Korean War. He is currently Chairman of the Board of Directors of Klaire International, Ltd., a company holding the exclusive distribution rights in Mexico for a patented automotive ignition product developed in the United States by Septima Enterprises, Inc.

Daniel Urrea
------------

Mr. Urrea has been associated with the CYCO.NET since inception in December of 1998. Prior to his involvement with the CYCO.NET, Mr. Urrea worked with Sycom International, manufacturer and distributor of Radio Telemetry Units. During that time Mr. Urrea was responsible for the maintenance of the accounting records for the company, and was instrumental in the development of the company's business plan. Before this, Mr. Urrea worked for Klaire International, an exporter of automotive accessories to Mexico, in the same capacity. From January 1996 thorough August of 1996 Mr. Urrea worked with Equinox International. An international marketing and distribution company, where he was involved in sales and talent recruiting activities. In the Spring of 1995, Mr. Urrea received a Bachelors in Business Administration with a concentration in Finance from the Anderson Schools of Management at the University of New Mexico. Mr. Urrea has also spent several months out of the country where he studied business and other cultures.

Brent Wolford
-------------

Mr. Wolford has been involved in CYCO.NET since inception, and is in charge of Web page design and maintenance. Mr. Wolford will graduate from the University of New Mexico with a Major in Computer Science, and a Minor in Business Management in May of 1999. He is literate in all major operating systems including DOS 6.2, Macintosh OS8, UN*X, and Windows 95/98/NT, and has extensive experience with several applications including Microsoft Office + Frontpage, Adobe Photoshop + Pagemaker, Alias Wavefront, Bryce 3D and many more. Before becoming involved with CYCO.NET, Mr. Wolford built and continues to maintain several Web Sites including the Dartmouth Street Gallery (http://www.dsg-art.com), Mortgage Internet Technologies (http://www.vlender.com), and Digital Skunk Bud Productions (http://www.dsbp.cx).

Matthew Urrea
-------------

Mr. Urrea is a tax lawyer with a private law practice in Albuquerque. He received his Master of Laws in Taxation from New York University School of Law (May 1993), his Juris Doctor from the University of New Mexico School of Law (May 1992), and his Bachelors of Business Administration in Finance from the University of New Mexico's Anderson School of Management (May 1989). From 1993 until April 1996, Mr. Urrea was an associate with the law firm of Miller, Stratvert, Torgerson & Schlenker, P.A. in Albuquerque, New Mexico where he practiced primarily in the area of taxation, including individual, estate and business tax planning, business entity formation, mergers, sales, acquisitions and reorganizations of business entities, international tax planning, and like-kind exchanges. Mr. Urrea has lectured before professional and civic groups on various tax subjects and is a member of the New Mexico, American, and Albuquerque Bar Associations.

R. Gene Klawetter
-----------------

Mr. Klawetter brings a decade of professional wireless communications experience and growth to AVE. He was previously Chairman, President and CEO of American Digital Communications, a company involved in building out 105 channels of 220 MHz spectrum for low-cost analog dispatch applications. Mr. Klawetter successfully sold the systems to a larger provider and guided the company to a merger with TrackPower International of Toronto, Canada. The company subsequently moved its headquarters to Toronto. Prior to ADC he was President and CEO of Millicom Radio Telephone Company, Inc., a 900 MHz provider in 5 states. Mr. Klawetter has extensive experience in working with the FCC in the areas of licensing and legal interface. He has successfully negotiated contracts, management agreements, option, lease and purchase agreements which gave him the administrative expertise necessary to manage the ADC operation and his experience with high tech communications systems will be of substantial benefit to AVE. Subsequent to the decision of Millicom's parent company to exit the SMR industry, Mr. Klawetter successfully liquidated approximately $5 million in assets on behalf of Millicom. Mr. Klawetter's extensive experience in the computer, communications and information systems environment has given him the executive skills necessary to successfully implement the strategies of AVE.

Mr. Klawetter is formerly the President and Chief Operating Officer of Pinetree Computer Systems, a company he helped take public in 1984 (OTC) and was National Sales Manager of NBI, Inc., of Boulder, Colorado. Mr. Klawetter attended Blinn College in Brenham, Texas, TCU, Fort Worth, Texas and Pace University, New York. Graduate-level studies included historical case study analysis at Exeter Academy in New Hampshire taught by Harvard Business School. This program was sponsored by Xerox Corp.

Former Officers and Directors
-----------------------------

Tom Athans
----------

Mr. Athans served as a Director and President of the Company from December 28, 1997 to June 1, 1998. Mr. Athans resigned from both positions effective June 1, 1998 to pursue other business interests.

Henri Hornby
------------

Mr. Hornby was first elected a Director of the Company in June of 1995. Since November, 1989 Mr. Hornby has been engaged in private asset management. Additionally, from May, 1994 to present he has been an Officer and Director for Wincanton Corporation, a company which, through its subsidiary Trademan Industries, is involved in development of specialty motor vehicles. Mr. Hornby has also been a Director for Adven, Inc., whose business is oil clean-up products. Mr. Hornby resigned as Director of AVE, Inc. effective July 31, 1999.

George Sullivan
---------------

Mr. Sullivan served the Company as Vice President of Operations from January, 1998 and resigned as a part of the reverse merger agreement with CYCO.NET, Inc.

Dan Smith
---------

Mr. Smith served the Company as Chief Financial Officer from January, 1998 until April, 1998 at which time he resigned to pursue other opportunities.

Executive Compensation
----------------------

The following table sets forth information regarding compensation authorized for the Company's Chief Executive Officer and such compensation as has been authorized board members since December 28, 1997. The CEO's total annual salary does not exceed $100,000 nor does that of any other board member.

                                                                           Securities
 Name and           Year       Salary       Bonus       Other Annual       Underlying         All Other
 Principal                     ($)(1)       ($)(2)      Compensation        Options         Compensation
 Position                                                 ($)(3)              ($)              ($)(4)


Richard Urrea,      1999       $3,333        -              -                  -                 -
President/CEO

Daniel Urrea,       1999       $2,500        -              -                  -                 -
CFO

Brent Wolford,      1999       $1,000        -              -                  -                 -
CTO

Matthew Urrea,      1999         -           -              -                  -                 -
Chief Counsel

Francisco Urrea,    1999         -           -              -                  -                 -
Jr., Director

R. Gene             1999         -           -              -                  -                (5)
Klawetter,
Director

(1) Monthly salary shown. Salaries have not been accrued. Salaries will commence June 1, 1999. Prior to June 1, 1999 the officers have received no compensation. Mr. Klawetter was previously president of AVE, Inc. and from January 1, 1999 to June 1, 1999 received compensation in the amount of $5,000 per month.
(2) No bonuses have been paid to date. No bonuses are expected to be paid in 1999.
(3) Certain of the Company's executive officers may receive personal benefits in addition to salary and other cash bonuses. The aggregate amount of the personal benefits, however, will not exceed the lesser of $10,000 or 10% of the total of the annual salary and bonus reported for the named officers.
(4) 1,500,000 shares of stock were awarded to Mr. Klawetter and 250,000 shares were awarded to Mr. George Sullivan as previous officers and founders of the Company on January 12, 1998. Said shares will be reversed to 607,287 and 101,215 as a result of the merger of AVE, Inc. and CYCO.NET, Inc. Sale of the shares are restricted to 20% of the respective post split holdings for one year from the effective date of the merger.
(5) CYCO.NET, Inc. has agreed to a term as Director for a period of one year and to re-imburse Mr. Klawetter $500 per Board meeting plus expenses.

                                              Options Granted Since December 28, 1997
                                                         Individual Grants


                       Number of           % of Total Options
   Name and            Securities              Granted to            Exercise or Base
   Principal           Underlying             Employees in            Price ($/Share)        Expiration Date
   Position         Options Granted            Fiscal Year
                        (Note 1)


R. Gene                     400,000                                      $0.10                  Jan 2003
Klawetter, CEO,
Chairman

George Sullivan,            200,000                                      $0.10                  Jan 2003
VP, Operations,
Corp. Secretary

Note 1. Number of options shown are pre-merger.

No options have been exercised since December 28, 1997 and the number of securities underlying unexercised options is the same as that shown in the above table. Under the agreement reached in the merger of AVE, Inc. and CYCO.NET, Inc., and pursuant to an agreement with the Company as detailed in Board minutes dated January 12, 1999, the Company will purchase the above number of options for $0.10 per option within 48 hours after receiving proceeds from the anticipated 504 Reg D funding described later in this document (See Item 8).

The company has no stock appreciation rights (SAR) plan in place and has not awarded SAR's to any person. The Company has no long-term incentive plans, as that term is defined in the rules and regulations of the Securities and Exchange Commission.

The Company does not have an Incentive Stock Option Plan though it is anticipated that such a plan will be adopted in the future as needs of the business dictate.

Item 7 - Certain Relationships and Related Transactions

On May 2, 1997, the Company borrowed $4,000 in the form of a non-interest bearing promissory note from a director. The promissory note was subsequently repaid on August 14, 1997.

On December 24, 1997, 6,000,000 shares of common stock were issued to officers and directors of the Company for prior services rendered to the Company for a value of $6,000. Four million of these shares were subsequently repurchased by a Director of the Company and 1,940,000 shares were returned to the Treasury.

On January 1, 1997, 288,874 shares of common stock were issued for $289 of expenses paid on the Company's behalf during 1996 by two former directors of the Company.

On January 19, 1998 the company entered into a one-year financial consulting contract with Messrs. Kenneth Adelberg and Larry Fox of Philadelphia, PA. Under the agreement, the parties are to raise $300,000 immediately and $3.2 million subsequent to the successful test of the Company's prototype antenna. In return, the parties will receive 1,000,000 of the Company's CSO options at $0.01 per share. Messrs. Adelberg and Fox did not meet the terms of this agreement and, therefore the agreement terminated on January 18, 1999 with no further obligation by either party. In February, 1998, Mr. Adelberg loaned the Company $10,000 at 8% interest. Neither interest or principle has been paid or repaid.

Item 8 - Description of Securities

The Company is seeking initial equity funding by offering common stock pursuant to 504 Reg D. The initial capital requirement for development of the web site, marketing and advertising and operations is $892,000 which will be offered at $0.75 per share. This will result in the issuance of 1,189,333 shares of common stock. These shares, as offered, will be entitled to dividends at such time as the Company deems proper and will have full voting rights. The Company has never paid a cash dividend on its common stock and does not expect to pay one in the foreseeable future. Payment of dividends in the future will depend on the Company's earnings and its cash requirements at that time. The Company will not be issuing any preferred stock.

CYCO.NET, Inc. will subsequently raise an additional $1M to meet the requirements of the business plan to expand the web site, expand marketing and staff and advertising and for acquisitions. The price per share for this offering will be based on current market price of the shares trading at that time. The common stock in this offering will have full voting rights and will be entitled to dividends on the same basis as described in the previous paragraph.

PART II

Item 1 - Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The OTC Bulletin Board is the principal market where the Company stock is traded. Active trading commenced October 27, 1998. Previously AVE, Inc. filed a Rule 15c2-11 in April of 1997 by Citadel Securities and became listed with the trading symbol "AVEN". At that time the Company did not follow through with a business plan to support a market for its stock and the listing again became dormant. The shares never traded and there was no trading activity until October 27, 1998. The Company refiled its 15c211 in October, 1998 through Public Securities, Spokane, Washington.

AVE, Inc. has authorized 30,000,000 shares (approved by the Secretary of the State of Nevada on July 8, 1999 from 15,000,000 shares) and the outstanding post-merger common shares are 19,343,000 as of July 31, 1999. Of this outstanding stock 18,132,827 shares will be legend stock, 93.7% of the total. Non-restricted shares amount to the difference between the outstanding and legend-restricted for a total of 1,210,173 shares. Pursuant to the merger agreement between AVE, Inc. and CYCO.NET, Inc., post-merger share positions of pre-merger AVE shareholders will be subject to an 80% lock-up for a period of one year. The total number of shareholders of record is 451.

No dividends have been paid on the existing shares of stock though there is no restriction limiting dividends in the future.

It is the intent of the Company, at some time in the future, to provide for its employees a Compensatory Stock Option plan, Stock Compensation Plan and Incentive Stock Option plan as the needs of the business dictate.

The Company has adopted Stock Compensation Plan for employees, officers, directors of the Company and advisors to the Company (the "ESC Plan"). The Company has reserved a maximum of 1,000,000 Common Shares to be issued upon the grant of awards under the ESC Plan. Employees will recognize taxable income upon the grant of Common Stock equal to the fair market value of the Common Stock on the date of the grant and the Company will recognize a compensation deduction at such time. The ESC Plan will be administered by the Board of Directors. No stock has been granted under the ESC Plan as of July 1, 1998. This plan was registered under the Securities Act in July, 1996. The options aggregate as of July 1, 1998 under the ESC plan is 600,000 at an exercise price of $0.10 per share.

The Company has adopted a Compensatory Stock Option Plan for officers, key employees, potential key employees, non-employee directors and advisors (the "CSO Plan"). The Company has reserved a maximum of 4,000,000 Common Shares to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422A of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. With respect to options granted pursuant to the CSO Plan, optionees will not recognize taxable income upon the grant of options, but will realize income (or capital loss) at the time the options are exercised to purchase Common Stock. The amount of income will be equal to the difference between the exercise price and the fair market value of the Common Stock on the date of exercise. The Company will be entitled to a compensating deduction in an amount equal to the taxable income realized by an optionee as a result of exercising the option. The CSO Plan will be administered by the Board of Directors or a committee of directors.

Item 2 - Legal Proceedings

The Company is not a party to any pending or threatened litigation.

Item 3 - Changes in and Disagreements with Accountants

The Company was dormant for a number of years and, as such, has not had need for an accountant. The accounting firm of Robert Moe & Associates, P.S., located in Spokane, Washington, was retained by previous management to conduct an audit for the years ending December 31 of 1994, 1995 and 1996 and the results of the audit are contained in the exhibits. The Company's pre-merger management had engaged the firm of Stark Tinter and Associates as its auditor for reasons of convenience. There was no disagreement with the previous auditor. Stark Tinter completed an audit of the Company for 1997 which was published on February 12, 1998. Stark Tinter also did the Company's 1998 audit which was published in April, 1999. It is anticipated that Post-merger Company management will change auditors for reasons of geography and convenience.

Item 4 - Recent Sales of Unregistered Securities

No securities of the Company have been sold within the last three years without registration of such securities under the Securities Act.

Indemnification of Directors and Officers

There is no statute, charter provision, by-laws, contract or other arrangement that insures or indemnifies officers or directors of the Company. It is the intent of Management Ave, Inc. to provide for such indemnification at such time as is practical based on the operations of the Company and to the fullest extent permitted by New Mexico law.

PART F/S







                           AVE, Inc. and subsidiary
                     For the years ended December 31, 1997
                             and December 31, 1996

STARK TINTER & ASSOCIATES, LLC

Certified Public Accountants Financial Consultants

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors AVE, Inc.
Englewood, Colorado

We have audited the accompanying consolidated balance sheet of AVE, Inc. and subsidiary (a development stage company) as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of AVE, Inc. as of December 31, 1996, were audited by other auditors whose report dated February 1, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AVE, Inc. and subsidiary (a development stage company) as of December 31, 1997, and the results of its operations, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



Stark Tinter & Associates, LLC Englewood, Colorado February 12, 1998

5299 DTC Boulevard, Suite 300 . Englewood, Colorado 80111
(303) 694-6700 Fax (303) 694-6761

AVE, Inc.

                                   AVE, Inc.
                          Consolidated Balance Sheet
                For the years ended December 31, 1997 and 1996


                                                      December 31,
                                                    1997        1996
                                                -----------  -----------
ASSETS

Current Assets
     Cash                                          $ 8,651      $ 8,946
                                                -----------  -----------
                                                   $ 8,651      $ 8,946
                                                ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts Payable                                 -         $ 1,000

Commitments and contingencies (Note 2)                -             -

Stockholders' equity (Note 3):
Common stock, $0.001 par value,
   authorized, 15,000,000 shares,
   issued and outstanding, 7,574,675
   in 1997 and 672,793 in 1996                       7,575          673
Additional paid in capital                         933,521      840,423
Accumulated deficit                               (932,445)    (833,150)
                                                -----------  -----------
     Total stockholders' equity                      8,651        7,946
                                                -----------  -----------
                                                     8,651        8,946
                                                ===========  ===========


                                   AVE, Inc.
                     Consolidated Statements of Operations
                For the years ended December 31, 1997 and 1996


                                                       December 31,
                                                  (Note 5)
                                                -----------  -----------
                                                    1997         1996
Revenue                                               -            -

Operating Expenses:                                (99,295)      (1,198)
                                                -----------  -----------

Net Loss                                         $ (99,295)   $  (1,198)
                                                ===========  ===========

Per share information

Weighted average shares outstanding                899,130      672,793
                                                ===========  ===========

Net loss per share                               $   (0.11)       NIL
                                                ===========  ===========

                                   AVE, Inc.
                Consolidated Statements of Stockholder's Equity
                For the years ended December 31, 1997 and 1996


                                             Common Stock          Additional      Accumulated
                                     ------------------------       Paid in          Deficit
                                       Shares        Amount         Capital          (Note 5)         Total
                                     ----------    ----------      ----------      -----------      ---------
Balance at Jan 1, 1996                  122,793      $   113       $  840,893      $ (831,952)      $  6,664

Stock Subscription paid                                                                                2,500

Net Loss for 1996                                                                      (1,198)        (1,198)
                                     ----------    ----------      ----------      -----------      ---------
Balance at Jan 1, 1997 as
  previously reported                   112,793          113          840,983        (833,150)         7,946

Prior period adjustment -
  correction of error                   560,000          560             (560)                           -
                                     ----------    ----------      ----------      -----------      ---------
Balance at Jan 1, 1997
  as restated                           672,983          673          840,423        (833,150)         7,946

Issuance of stock for cash
  at $0.01/share (Note 3)               133,333          133           99,867             -          100,000

Issuance of stock in
  consideration of expenses
  paid by two former
  directors (Note 4)                    288,874          289             (289)            -              -

Issuance of stock in
  consideration of services
  provided by officers (Note 4)       6,000,000        6,000           (6,000)            -              -

Issuance of stock in
  consideration of services
  provided by unrelated
  parties (Note 3)                      479,675          480             (480)            -              -

Net Loss for 1997                                                                     (99,295)       (99,295)
                                     ----------    ----------      ----------      -----------      ---------
Balance at Dec 31, 1997               7,574,675     $  7,575        $ 933,521      $ (932,445)      $  8,651
                                     ==========    ==========      ==========      ===========      =========


                                   AVE, Inc.
                     Consolidated Statement of Cash Flows
                For the Years ended December 31, 1997 and 1996

                                                                         December31,
                                                                  1997                1996
                                                              ------------        ------------
Cash flows from operating activities
   Net Loss                                                    $ (99,295)          $   (1,198)
   Increase (decrease) in accounts payable                        (1,000)               1,000
                                                              ------------        ------------

Net cash used by operating activities                           (100,295)                (198)
                                                              ------------        ------------

Cash flows from investing activities                                   -                    -
                                                              ------------        ------------
Cash flows from financing activities:
   Proceeds from stock issuance                                  100,000                2,500
                                                              ------------        ------------

       Net cash provided by financing activities                 100,000                2,500
                                                              ------------        ------------

Net increase (decrease) in cash                                     (295)               2,302

Beginning - cash balance                                           8,946                6,644
                                                              ------------        ------------

Ending - cash balance                                          $   8,651              $ 8,946
                                                              ============        ============


                                   AVE, Inc.
                         Notes to Financial Statements
                 For the years ended December 31, 1997 and 1996


Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated in 1921 under the name of Deluxe Onyx Company. In 1987, the Company's name was changed to Walsh Communications Group, Inc. and the Company's domicile was changed to Nevada. On January 5, 1990, the Board of Directors authorized that the name of the Company be changed and on May 4, 1990, amended Articles of Incorporation were filed to change the Company's name to AVE, Inc. The Company was inactive from 1990 through 1996. The Company intends to market a flat plane antenna to Direct Broadcast Satellite television providers.

The Company purchased 1,000 shares of Digital Manufacturing, Inc. ("DMI") no par value stock on May 4, 1997. This purchase being 100% of the issued and outstanding common stock of DMI is a reorganization pursuant to Section 368
(a)(l)(B) of the Internal Revenue Code. The Company has accounted for the merger using the purchase method. As of December 31, 1997 all assets and liabilities of DMI were transferred to AVE.

Consolidation

The accompanying consolidated financial statements include the accounts of The Company and DMI, a 100% owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

Net loss per share

The net loss per share amounts are based on the weighted average number of common shares outstanding for the period.

Note 2. LICENSE AGREEMENT

The Company's subsidiary DMI entered into a Patent License Agreement with the National Aeronautics and Space Administration on August 14, 1997. As consideration for the grant of the license DMI paid a one time royalty of $2,000. Under the terms of the agreement, DMI will pay royalties based on 5% of the net selling price with a minimum $3,000 annual payment. The first royalty payment must be made by August, 1999 from commercial sales sufficient to generate $1,000 in royalties.

Note 3. STOCKHOLDERS' EQUITY

On May 22, 1997, the Company issued 133,000 shares of its common stock to an investor for cash of $100,000.

On December 24, 1997, 479,675 shares of common stock were issued to unrelated parties for consulting services rendered to the company for a value of $480.

Note 4. RELATED PARTY TRANSACTIONS

On May 2, 1997, the Company borrowed $4,000 in the form of a non-interest bearing promissory note from a director. The promissory note was subsequently repaid on August 14, 1997.

On December 24, 1997, 6,000,000 shares of common stock were issued to officers and directors of the Company for prior services rendered to the company for a value of $6,000.

On January 1, 1997, 288,874 shares of common stock were issued for $289 of expenses paid on the Company's behalf during 1996 by two former directors of the company .

Note 5. DEVELOPMENT STAGE

The Company has been in a development stage since the beginning of 1997. The accumulated deficit includes $99,295 from the development stage in the cumulative total of $932,445.

Note 6. INCOME TAXES

The net operating loss carryforward as of December 31, 1997 is approximately $950,000 which will expire through year 2007.

Due to the merger with DMI and the subsequent issuance of stock to new shareholders, the Company has certain limitations on the use of its net operating loss carryforward under I.R.C. section 382.

                            AVE, Inc. and subsidiary
                     For the years ended December 31, 1998
                             and December 31, 1997

STARK TINTER & ASSOCIATES, LLC

Certified Public Accountants Financial Consultants

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors AVE, Inc.
Englewood, Colorado


We have audited the accompanying consolidated balance sheet of AVE, Inc. and subsidiary as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AVE, Inc. and subsidiary as of December 31, 1998, and the results of its operations, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



Stark Tinter & Associates, LLC Englewood, Colorado, March 19, 1999

5299 DTC Boulevard, Suite 300 . Englewood, Colorado 80111
(303) 694-6700 Fax (303) 694-6761

                                   AVE, Inc.
                          Consolidated Balance Sheets
                           December 31, 1998 and 1997

                                                                                         December 31,
                                                                              1998                         1997
                                                                    ----------------------      ------------------------
ASSETS

Current Assets
     Cash                                                                      $    18,665                     $   8,651
     Subscription Receivable (Note 3)                                                4,000                             -
                                                                    ----------------------      ------------------------
          Total current assets                                                      22,665                         8,651
                                                                    ----------------------      ------------------------

                                                                               $    22,665                     $   8,651
                                                                    ======================      ========================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts Payable                                                          $     9,837                             -
     Accrued Interest                                                                  687                             -
                                                                    ----------------------      ------------------------
          Total Current Liabilities                                                 10,524                             -
                                                                    ----------------------      ------------------------

Other Liabilities:
     Note payable (Note 5)                                                          10,000                             -
                                                                    ----------------------      ------------------------

Commitments and contingencies (Notes 2 and 7)                                            -                             -

Stockholders' equity (Notes 3, 4 and 6):
Common stock, $0.001 par value,
   authorized, 15,000,000 shares in 1998 and,
   20,000,000 in 1997, issued and outstanding,
   6,534,675 in 1998 and 7,574,675 in 1997                                           6,535                         7,575
Additional paid in capital                                                       1,004,152                       933,521
Accumulated deficit                                                             (1,008,546)                     (932,445)
                                                                    ----------------------      ------------------------
          Total stockholders' equity                                                 2,141                         8,651
                                                                    ----------------------      ------------------------
                                                                                    22,665                         8,651
                                                                    ======================      ========================


         See accompanying notes to consolidated financial statements.

                                   AVE, Inc.
                     Consolidated Statements of Operations
                For the years ended December 31, 1998 and 1997


                                                                                          December 31,
                                                                                1998                        1997
                                                                      ----------------------      ----------------------
Revenue                                                                           -                           -

Operating Expenses:
   General and administrative expenses                                               (75,414)                     (1,198)
   Interest expense                                                                     (687)
                                                                      ----------------------      ----------------------

Net Loss                                                                          $  (76,101)                   $ (1,198)
                                                                      ======================      ======================

Per share information

Weighted average shares outstanding                                                7,298,976                     672,793
                                                                      ======================      ======================

Net loss per share                                                                $    (0.01)               NIL
                                                                      ======================      ======================


         See accompanying notes to consolidated financial statements.

                                   AVE, Inc.
                Consolidated Statements of Stockholder's Equity
                     For the year ended December 31, 1998


                                                     Common Stock              Additional
                                                ----------------------           Paid in         Accumulated
                                                  Shares       Amount            Capital           Deficit         Total
                                                ----------   ---------        ------------      -------------    ---------
Balance at Jan 1, 1998 as
  previously reported                              112,793     $   113          $  840,983      $    (833,150)    $  7,946

Prior period adjustment -
  correction of error                              560,000         560                (560)
                                                ----------   ---------        ------------      -------------    ---------

Balance at Jan 1, 1998 as  restated                672,793         673             840,423           (833,150)       7,946

Issuance of stock for cash
  at $0.001 per share (Note 3)                     133,333         133              99,867               -         100,000

Issuance of stock in  consideration
  of expenses paid by two former
  directors (Note 4)                               288,874         289                (289)              -            -

Issuance of stock in consideration
  of services provided by officers
  (Note 4)                                       2,000,000       2,000              (2,000)              -            -

Issuance of stock for reverse
  acquisition transaction (Note 6)               4,000,000       4,000              (4,000)              -            -

Issuance of stock in consideration
  of services provided by
  unrelated parties (Note 3)                       479,675         480                (480)              -            -

Net loss for 1997                                                                                     (99,295)     (99,295)
                                                ----------   ---------        ------------      -------------    ---------
Balance at December 31, 1998                     7,574,675       7,575             933,521           (932,445)       8,651

Issuance of stock for a
  Subscription Receivable (Note 3)                 200,000         200              19,800                          20,000

Cancellation of shares (Note 3)                 (1,940,000)     (1,940)              1,940                            -

Issuance of stock for cash at $0.01 per
  share, in exchange for a Subscription
  receivable and a Note receivable (Note 3)        600,000         600               5,400                           6,000

Issuance of stock for cash at $0.20 per
  share, net of issuance costs (Note 3)            250,000         250              44,841                          45,091

Issuance of stock for cash at $0.01 per
  share and in exchange for a
  Note receivable (Note 3)                         250,000         250               2,250                           2,500

Net Loss for 1998                                                                                  (76,101)        (76,101)
                                                ----------   ---------        ------------      -------------    ---------
Subtotal                                         6,934,675     $ 6,935          $1,007,752      $ (1,008,546)     $  6,141

Less amt rec. for stock (Note 4)                  (400,000)       (400)             (3,600)                         (4,000)
                                                ----------   ---------        ------------      -------------    ---------
Balance at December 31, 1998                     6,534,675     $ 6,535          $1,004,152      $ (1,008,546)     $  2,141
                                                ==========   =========        ============      =============    =========


                                   AVE, Inc.
                     Consolidated Statement of Cash Flows
                For the Years ended December 31, 1998 and 1997


                                                                                           December31,
                                                                                 1998                       1997
                                                                        --------------------      ---------------------
Cash flows from operating activities
   Net Loss                                                                         $(76,101)                 $ (99,295)
   Increase (decrease) in accounts payable and accrued
     expenses                                                                          9,837                     (1,000)
   Increase in accrued interest                                                          687
                                                                        --------------------      ---------------------

Net cash used by operating activities                                                (65,577)                  (100,295)
                                                                        --------------------      ---------------------

Cash flows from investing activities                                                       -                          -
                                                                        --------------------      ---------------------

Cash flows from financing activities:
   Proceeds from stock issuance                                                       65,591                    100,000
   Proceeds from Note payable                                                         10,000
                                                                        --------------------      ---------------------

       Net cash provided by financing activities                                      75,591                    100,000
                                                                        --------------------      ---------------------

Net increase (decrease) in cash                                                       10,014                       (295)

Beginning - cash balance                                                               8,651                      8,946
                                                                        --------------------      ---------------------

Ending - cash balance                                                               $ 18,665                  $   8,651
                                                                        ====================      =====================


Non-cash financing activities:
   Issuance of stock in exchange for a subscription receivable                         4,000                          -
                                                                        --------------------      ---------------------
   Issuance of stock in exchange for an account receivable                             4,000                          -
                                                                        --------------------      ---------------------

         See accompanying notes to consolidated financial statements.

                           AVE, Inc. and subsidiary
                  Notes to Consolidated Financial Statements
                For the years ended December 31, 1998 and 1997


Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated in 1921 under the name of Deluxe Onyx Company. In 1987, the Company's name was changed to Walsh Communications Group, Inc. and the Company's domicile was changed to Nevada. On January 5, 1990, the Board of Directors authorized that the name of the Company be changed and on May 4, 1990, amended Articles of Incorporation were filed to change the Company's name to AVE, Inc.

On May 4, 1997 the Company acquired Digital Manufacturing, Inc.("DMI") an unrelated corporation in a reverse acquisition accounted for as a purchase (See
Note 7). For the year ended December 31, 1997 the financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company transactions have been eliminated.

During 1998 the corporate charter for DMI was allowed to expire. As of December 31, 1998 the financial statements include only the accounts of the Company.

Net loss per share

The net loss per share amounts are based on the weighted average number of common shares outstanding for the period.

Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Comprehensive Income

There were no items of other comprehensive income in 1998, and, thus, net income is equal to comprehensive income for the year ended December 31, 1998.

                           AVE, Inc. and subsidiary
            Notes to Consolidated Financial Statements (Continued)
                For the years ended December 31, 1998 and 1997

Note 2. LICENSE AGREEMENT

The Company's Subsidiary DMI entered into a Patent License Agreement with the National Aeronautics and Space Administration (`NASA') on August 14, 1997. This patent referred to in the Agreement in currently under revision by NASA. As consideration for the grant of the license DMI paid a one time royalty of $2,000. Under the terms of the agreement, DMI will pay royalties based on 5% of the net selling price with a minimum $3,000 annual payment. The first royalty payment must be made by August, 1999 from commercial sales sufficient to generate $1,000 in royalties. Upon revision of the patent by NASA the Company anticipates entering into a revised agreement with NASA (see Note 9).

Note 3. STOCKHOLDERS' EQUITY

On May 22, 1997, the Company issued 133,000 shares of its common stock to an investor at $0.001 per share for cash of $100,000.

During 1997 479,675 shares of its common stock were issued to other investors in exchange for services performed.

The Company granted 200,000 stock compensation options, at an exercise price of $0.10 per share, as part of a Financial Consulting Agreement. On July 20, 1998 and September 11, 1998 the Company issued a total of 200,000 shares to this consultant at the option price of $0.10 per share for cash of $20,000.

Treasury stock is shown at the cost of the 1,940,000 shares of common stock purchased during 1998. There were no shares in Treasury stock at December 31, 1997.

During November 1998, the Company issued 600,000 shares of its $0.001 par value common stock to various investors at $0.01 per share for a subscription receivable of $4,000 and a Note Receivable of $2,000 (See Note 10). The Note Receivable has been recorded as a reduction to Stockholders equity at December 31, 1998 (See Note 4).

On November 12, 1998 the Company issued 250,000 shares of its $0.01 par value common stock to various investors at $0.20 per share for cash of $50,000. Issuance costs were $4,909.

In addition, on November 19, 1998 the Company issued 250,000 shares of its $0.01 par value common stock to various investors at $0.01 per share for cash of $500 and a Note receivable of $2,000. The Note Receivable has been recorded as a reduction to Stockholders equity at December 31, 1998.

                           AVE, Inc. and subsidiary
            Notes to Consolidated Financial Statements (Continued)
                For the years ended December 31, 1998 and 1997

Note 3. STOCKHOLDERS' EQUITY (Continued)

The Company has a compensatory stock option plan. Under the plan, the Company may grant options for up to 4,000,000 shares of common stock. The exercise price of each option shall be determined by the Compensation Committee or by the CEO with reference to factors such as current fair market value of the Stock, net book value per share, regular or other remuneration already being received by the optionee. The maximum term of the options is five years and they vest on the date granted. In January 1999 the Company granted 600,000 shares to officers of the Company. As of December 31, 1998 these 600,000 shares remain exercisable.

Note 4. RELATED PARTY TRANSACTIONS

On May 2, 1997, the Company borrowed $4,000 in the form of a non-interest bearing promissory note from a director. The promissory note was subsequently repaid on August 14, 1997.

During 1997 the Company issued 288,874 shares of common stock in consideration for payment of expenses by two former directors of the Company.

In addition, 2,000,000 shares of its common stock were issued during 1997 to officers in exchange for services performed.

The Company has an amount due from two stockholders for a total of $4,000. The Company had issued stock to both of these stockholders in 1998 with the assumption that these funds would be paid to the Company.

Note 5. NOTE PAYABLE

On January 27, 1998 the Company borrowed $10,000 from an unrelated party at 8% interest. The principle and interest are due to the Noteholder on January 27, 2000.

Note 6. RECAPITALIZATION

On May 4, 1997 the Company entered into an Acquisition Agreement with an unrelated corporation, DMI. On that date DMI became a wholly owned subsidiary of the Company. Pursuant to this agreement the shareholders of DMI would have received 8,500,000 shares of the Company's common stock in exchange for all of the issued and outstanding shares of DMI. This original transaction was modified pursuant to an amended agreement dated December 22, 1997. The amended agreement reduced the number of shares to be received by the shareholders of DMI to 4,000,000 shares of the Company's common stock. This transaction has been accounted for by the purchase method of accounting.

                           AVE, Inc. and subsidiary
            Notes to Consolidated Financial Statements (Continued)
                For the years ended December 31, 1998 and 1997

Note 7. INCOME TAXES

The Company has a Federal net operating loss carryforward of approximately $200,000, which will expire in the year 2013. The tax benefit of this net operating loss of approximately $40,000 has been offset by a full allowance for realization. This carryforward may be limited upon the consummation of a business combination under Section 381 of the Internal Revenue Code.

Note 8. YEAR 2000

The Company has assessed its exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities affecting the Company's operations rely will be 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.

Note 9. SUBSEQUENT EVENTS

In January 1999, the Company received $4,000 cash as payment for the subscriptions receivable outstanding at December 31, 1998 (See Note 3).

On February 19, 1999 the Company issued 250,000 shares of its $0.01 par value common stock to various investors at $0.20 per share for cash of $50,000.

On February 22, 1999 the Company entered into a letter of intent with Zenith Technology, Inc. (a wholly owned subsidiary of Prime Companies, inc.) to sell to the same, all rights to the NASA patent and license agreement (See Note 2). In consideration for the sale of the rights the Company would receive a common shares of Prime Companies, Inc. having a total value of $50,000.

On March 16, 1999 the company entered into a letter of intent with Green Dolphin Systems Corp. (Green), an unrelated company who develops, manufactures and distributes chemicals in Canada. The Company is to acquire Green in a reverse acquisition with Green becoming a wholly owned subsidiary of the Company. The name of the Company would be changed to Green Dolphin Systems Corporation.

                           AVE, Inc. and subsidiary
                         (A Development Stage Company)
                   For the three months ended March 31, 1999
                                  (Unaudited)

                           AVE, Inc. and Subsidiary
                         (A Development Stage Company)
                          Consolidated Balance Sheet
                                March 31, 1999
                                  (Unaudited)


                                                                                              March
                                                                                              1999
ASSETS

Current Assets:
   Cash                                                                                            $    27,491
   Due to stockholder (Note 2)                                                                          11,000
   Other receivables                                                                                       500
                                                                                ------------------------------

                                                                                                   $    38,991
                                                                                ==============================

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
   Accounts payable                                                                                $     5,578
   Note payable (Note 3)                                                                                10,000
   Accrued interest (Note 3)                                                                               902
                                                                                ------------------------------
           Total current liabilities                                                                    16,480

Commitments and contingencies (Note 5)

Stockholders' equity (Note 4)
Common stock, $0.001 par value, authorized,
   15,000,000 shares, issued and outstanding, 7,585,675                                                  7,185

Additional paid in capital                                                                           1,057,502
Accumulated deficit                                                                                 (1,042,176)

           Total stockholders' equity                                                                   22,511

                                                                                                   $    38,991
                                                                                ==============================

          See accompanying notes to consolidated financial statements

                           AVE, Inc. and Subsidiary
                         (A Development Stage Company)
                     Consolidated Statement of Operations
                                March 31, 1999
                                  (Unaudited)



                                                                                                March 31
                                                                                                  1999
                                                                                                (Note 7)
                                                                                -------------------------------
Revenue                                                                             $               -

Operating expenses:
   General and administrative expenses                                                               (33,630)

Net loss                                                                            $                (33,630)
                                                                                -------------------------------

Per share information:

Weighted average share outstanding                                                                 7,184,675
                                                                                ===============================

Net loss per share                                                                  $                 (0.005)
                                                                                ===============================

          See accompanying notes to consolidated financial statements

                           AVE, Inc. and Subsidiary
                         (A Development Stage Company)
                Consolidated Statement of Stockholders' Equity
                                March 31, 1999
                                  (Unaudited)




                                           Common Stock                  Additional
                              -----------------------------------          Paid in            Accumulated
                                    Shares              Amount             Capital              Deficit                 Total
                              ----------------     --------------      ---------------      ----------------      -------------
Balance at Jan 1, 1999             6,934,675            $ 6,935          $ 1,007,752          $ (1,008,546)        $     6,141

 Issuance of stock for cash
    at $0.01 per share
    (Note 4)                         250,000                250               49,750                                    50,000

Net Loss as of March 31, 1999              -                  -                    -               (33,630)        $   (33,630)

Balance at March 31, 1999          7,184,675            $ 7,185          $ 1,057,502          $ (1,042,176)        $    22,511


          See accompanying notes to consolidated financial statements

                           AVE, Inc. and Subsidiary
                         (A Development Stage Company)
                Consolidated Statement of Stockholders' Equity
                                March 31, 1999
                                  (Unaudited)


                                                                                              March 31
                                                                                                1999
                                                                             --------------------------------
Cash flows from operating activities
   Net loss                                                                      $                    (33,630)
   Increase in receivables                                                       $                    (11,500)
   Decrease in accounts payable                                                                        (4,059)
   Increase in accrued expenses                                                                            15
                                                                             --------------------------------

Net cash (used by) operating activities                                                               (49,174)
                                                                             --------------------------------

Cash flows from investing activities                                                                   50,000
                                                                             --------------------------------

Net cash provided by increasing activities                                                             50,000

Cash flows from financing activities:
   Proceeds from promissory notes                                                                       8,000
                                                                             --------------------------------

          Net cash provided by financing activities                                                     8,000
                                                                             --------------------------------

Net (decrease) in cash                                                                                  8,826

Beginning - cash balance                                                                               18,665
                                                                             --------------------------------

Ending - cash balance                                                            $                     27,491
                                                                             ================================



          See accompanying notes to consolidated financial statements

                           AVE, Inc. and Subsidiary
                         (A Development Stage Company)
                  Notes to Consolidated Financial Statements
                  For the twelve months ended March 31, 1999
                                  (Unaudited)


Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated in 1921 under the name Deluxe Onyx Company. In 1987, the Company's name was changed to Walsh Communications Group, Inc. and the Company's domicile was changed to Nevada. On January 5, 1990, the board of Directors authorized that the name of the Company be changed and on May 4, 1990, amended Articles of Incorporation were filed to change the Company's name to AVE, Inc. The Company was inactive from 1990 through 1996. The Company intends to market a flat plane antenna to Direct Broadcast Satellite television providers.

The Company purchased 1,000 shares of Digital Manufacturing, Inc. ("DMI") no par value stock on may 4, 1997. This purchase being 100% of the issued and outstanding common stock of DMI is a reorganization pursuant to Section 368
(a)(1)(B) of the Internal Revenue Code. The Company has accounted for the merger using the purchase method. As of December, 31, 1997 all assets and liabilities of DMI were transferred to AVE.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and DMI a, 100% owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

Net loss per share

The net loss per share amounts are based on the weighted average number of common shares outstanding for the period.

Note 2. NOTE RECEIVABLE

On March 4, 1999, the Company loaned $11,000 in the form of a ninety day promissory note bearing no interest. The principal is payable in full June 30, 1999.

Note 3. NOTE PAYABLE

On January 30, 1998, the Company borrowed $10,000 in the form of a twelve month promissory note bearing interest at 8%. The principal and all accrued interest is payable on demand.

                           AVE, Inc. and Subsidiary
                         (A Development Stage Company)
                  Notes to Consolidated Financial Statements
                  For the twelve months ended March 31, 1999
                                  (Unaudited)


Note 4. STOCKHOLDERS' EQUITY

On February 18, 1999, the Company issued 175,000 shares to an investor for cash of $35,000.

On February 19, 1999, the Company issued 75,000 shares to an investor for cash of $15,000.

Note 5. LICENSE AGREEMENT

The Company's subsidiary DMI entered into a Patent License Agreement with the National Aeronautics and Space Administration on August 14, 1997. As consideration for the grant of the license DMI paid a one-time royalty of $2,000. Under the terms of the agreement, DMI will pay royalties based on 5% of the net selling price with a minimum $3,000 annual payment. The first royalty payment must be made by August 1999 from commercial sales sufficient to generate $1,000 in royalties.

Note 6. DEVELOPMENT STAGE

The Company has been in a development stage since the beginning of 1998. The accumulated deficit includes $33,630 from the development stage in the cumulative total of $1, 042,176.

Note 7. INCOME TAXES

The net operating loss carryforward as of December 31, 1998 is approximately $1,000,000, which will expire through year 2008.

Due to the merger with DMI and the subsequent issuance of stock to new shareholders, the Company has certain limitations on the use of its net operating loss carryforward under I.R.C. section 382.

PART III

Item 1 - Index to Exhibits

                              Document                                   Tab No.
2          Plan of Acquisition, Reorganization, Arrangement,
           Liquidation or Succession                                         -

           History of the Company                                            A

           Certificate and Agreement of Merger of De Luxe Onyx               B
           Company, a California Corporation... into De Luxe
           Onyx Company a Nevada Corporation...1/23/87

           Certificate Amending the Certificate of Incorporation             C
           of De Luxe Onyx Company, 1/23/87

           Certificate of Incorporation of Deluxe Onyx Company, 1/23/87      D

           Certificate of Relief from Suspension or Forfeiture, 1/22/87      E

           Certification of Filing of Articles of Incorporation, 1/23/87     F

           Certificate of Corporate Status                                   G

           Certificate of Reinstatement 8/15/94                              H

           Certificate of Corporate Existence, 6/21/98                       I

           Certificate of Reinstatement, 2/02/98                             J

           NASD Regulation, Inc. Letter Confirming Clearance for             K
           an Unpriced Quotation on the OTC Bulletin Board for
           AVE, Inc., 4/03/97

           Audit of AVE, Inc. 5/19/95                                        L

           Certificate of Corporate Existence (State of Nevada)              M
           for AVE, Inc. 6/21/95

           Board Minutes Reverse Split of Stock, 6/26/95                     N

           Report of Independent Certified Public Accountants                O
           (Audit for 12/31/95 and 12/31/96), 2/01/97

           Acquisition of DMI (by AVE, Inc.), 5/02/97                        P

           Board Minutes Naming New Officers, 1/05/98                        Q

3    (i)   Articles of Incorporation of Deluxe Onyx as filed                 R
           with the State of Nevada, 1/23/87

     (ii)  By-Laws                                                           S

           Board Minutes Amending By-Laws, 1/20/98                           T

4          Instruments Establishing Rights of Security Holders               U

5          Letter from Counsel Re Tradeability of Shares of                  W
           AVE, Inc., 5/31/90

5          Letter from Counsel Re Tradeability of Shares of                  X
           Walsh Communications, 5/18/88

10         Patent License Agreement between NASA and Digital                 Y
           Manufacturing, Inc., License No. DE-236, 8/07/97

           U.S. Patent                                                       Z

17         Board Minutes detailing the resignation of Victor                 1
           Alexander as Sole Director and naming Henri Hornby and Neil Hornby as New Directors, 6/19/95

           Letter of resignation from Tom Athans as President                2
           and Director effective 6/01/98

           Board minutes authorizing amendment to Aritcles of                3
           Incorporation regarding 1:200 reverse stock split, decreasing the amount of authorized stock from 50,000,000 to 15,000,000 shares.

           Board minutes detailing the repurchase by Henri Hornby            4
           of 4,000,000 shares from Tom Athans and the return of
           1,940,000 shares to AVE's treasury effective August 27,
           1998

           Board minutes detailing the sale of AVE's intellectual            5
           property rights with NASA to Prime Companies effective
           February 16, 1999.

           Board minutes detailing an amendment to Articles of               6
           Incorporation to increase authorized shares from 15,000,000 to 30,000,000 effective July 7, 1999

22         Letter of intent to acquire CYCO.NET, Inc. in a                   7
           reverse merger transaction dated July 9, 1999.

99         Specimen Stock Certificate of the Company                         V

                                       44